UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of November 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

Financial Results

9M2003

Investor Relations Department

Pedro Pires, Head of IR
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes
Tel:  +351 21 001 2834
Fax: +351 21 001 2899
Email: ir@edp.pt
Site:    www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 30 October 2003

EDP - Electricidade de Portugal, S.A.    Headquarters: Praça Marquês de Pombal, 12      1250-162 Lisboa        Portugal

Table of Contents

9M2003 Financial Results

Results Overview

Investments and Financial Debt

EDP Produção

EDP Distribuição

Hidrocantábrico

Bandeirante

Escelsa

Enersul

Telecoms

Information Technology

Consolidated Financial Results & Consolidated Extraordinary Results

Consolidated Income Statement

Adjusted Cash Flow and Consolidated Balance Sheet

Income Statement by Business Areas

Balance Sheet by Business Areas

9M2003 Financial Results

Financial Results Summary (€ m)	9M2003	9M2002	Δ%

Operating Revenues	5,186.7	4,650.0	11.5%
Operating Costs	3,866.5	3,546.0	9.0%
EBITDA	1,320.2	1,104.0	19.6%
Operating Results	582.3	493.4	18.0%
Financial Results	(287.1)	(204.8)	-40.2%
Extraordinary Results	84.7	63.9	32.5%

Net Profit

	257.6	267.3	-4%
Earnings per share	0.086	0.089	-3.6%

Cash Flow (1)	995.6	877.9	13.4%
Adjusted Cash Flow (2)	1,113.2	823.3	35.2%

Operating Investment	547.0	740.4	-26.1%

Financial Debt (€ m)	9M2003	YE2002

Δ%

Financial Debt	7,727.5	7,994.1	-3.3%
Net Debt	7,495.5	7,780.1	-3.7%

Financial Results Summary (€ m)	Δ HC	Δ Escelsa	Δ Enersul	9M2003 (3)	9M2002	Δ%

Operating Revenues	288.1	193.0	115.2	4,590.4	4,650.0	-1.3%
Operating Costs	231.0	147.4	82.4	3,405.7	3,546.0	-4.0%
EBITDA	57.1	45.6	32.8	1,184.7	1,104.0	7.3%
Operating Results	28.7	25.1	17.8	510.7	493.4	3.5%

General Indicators	9M2003	9M2002	Δ%
Number of electricity clients
Portugal	5,715,178	5,637,612	1.4%
Hidrocantábrico (4)	558,872	548,364	1.9%
Brazil	2,797,920	2,751,525	1.7%

Electricity sales (GWh)
Portugal	28,030	27,467	2.1%
Hidrocantábrico (4)	8,836	8,264	6.9%
Brazil	13,596	14,256	-4.6%

Number of employees (core business)
Portugal	8,928	9,365	-4.7%
Hidrocantábrico (4)	1,645	1,361	20.9%
Brazil	3,604	3,669	-1.8%

The EDP Group reported a significant growth at the operating level in the first nine months of 2003. EBITDA improved by €216.2 million or 19.6%, and EBIT was up €88.9 million or 18.0%. The change in the Group’s consolidation perimeter was a major reason for this increase in EBITDA. Hidrocantábrico contributed an additional €57.1 million, while Escelsa and Enersul added €45.6 million and €32.7 million respectively.

Excluding the above effect, EDP’s EBITDA still increased by 7.3% or €80.7 million.  The Group’s generation business EDP Produção (‘EDPP’) contributed €10.9 million as a result of the company’s successful effort in maintaining operating costs strictly under control. ONI had a positive impact of €40.0 million due to the increase in voice traffic, lower interconnection tariffs, rigorous cost cutting and the closure of its mobile venture ONI Way.

The positive contribution of these businesses was partly offset by Bandeirante’s €11.9 million fall in EBITDA due to the devaluation of the Real. In local currency terms, the company’s EBITDA was up 9.8%.

The Group’s EBIT improved by €88.9 million or 18.0%. The “new subsidiaries” contributed €71.6 million. However, consolidated EBIT was negatively affected by higher amortisation charges and an increase in provisions at EDP Distribuição. Total provisions at EDPD increased €15.6 million from the 9M2002 figure. Provision charges for bad debts went up from €20.5 million in the 9M2002 to €37.0 million in the 9M2003 – a €16.5 million increase - mostly due to a higher level of doubtful debtors and to interests charged but not received on overdue electricity bills. However, the slight improvement in the economic environment experienced in the third quarter of 2003 allowed for the recovery of some of these debts and EDPD recorded an extraordinary gain of €14.7 million in the 3Q2003 (or €16.0 million for the 9M2003).

(.../...)

(1) Cash flow = Net Income + Depreciation + Provisions

(2) Adjusted Cash flow = Cash Flow + Tariff Adjustment + Hydrological Correction + Hydrological Account Interest

(3) Excluding the changes in the consolidation perimeter

(4) Hidrocantábrico is proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%). Figures presented above correspond to Hidrocantábrico 100%.

Note: The accounts presented in this document are non-audited.

Results Overview

Revenues (€ m)	9M2003	9M2002	Δ%

EDP Produção (1)	1,004.1	1,095.4	-8.3%
EDP Distribuição	2,686.2	2,603.3	3.2%
Hidrocantábrico	473.1	185.0	155.7%
Bandeirante	345.9	444.4	-22.2%
Escelsa	193.0	—	—
Enersul	115.2	—	—
ONI	247.8	222.9	11.1%
Information Technology	143.6	159.4	-9.9%
Other & Adjustments	(22.2)	(60.4)	63.2%

Consolidated	5,186.7	4,650.0	11.5%

EBITDA (€ m)	9M2003	9M2002	Δ%

EDP Produção (1)	602.9	592.0	1.8%
EDP Distribuição	396.1	363.0	9.1%
Hidrocantábrico	105.3	48.2	118.3%
Bandeirante	45.3	57.1	-20.7%
Escelsa	45.6	—	—
Enersul	32.8	—	—
ONI	2.2	(37.8)	—
Information Technology	29.5	29.6	-0.6%
Other & Adjustments	60.5	51.8	16.9%

Consolidated	1,320.2	1,104.0	19.6%

EBIT (€ m)	9M2003	9M2002	Δ%

EDP Produção (1)	421.2	408.1	3.2%
EDP Distribuição	76.8	73.6	4.4%
Hidrocantábrico	60.7	31.9	90.0%
Bandeirante	19.1	35.7	-46.5%
Escelsa	25.1	—	—
Enersul	17.8	—	—
ONI	(51.3)	(92.8)	44.7%
Information Technology	11.9	16.2	-26.7%
Other & Adjustments	1.0	20.7	-95.2%

Consolidated	582.3	493.4	18.0%

(.../...)

Cost control is still a key management target. In the 9M2003 supplies and services on a consolidated basis, stripping out the impact of first time consolidations, went down 6.5%. Personnel costs were down 4.8%. EDP will continue to focus on cost cutting through operational savings and early retirements and particularly now that an agreement has been reached with the regulator. Up to €485.7 million of the costs incurred in early retirement program of 2003 and 2004 will be passed through to the electricity tariff over the next 20 years as from 2005. This will allow the company to implement a thorough modernization program in order to reach the desired efficiency levels.

EDP’s pre-tax profit went up 7.7% to €379.9 million following a 40.2% or €82.3 million net increase in financial charges versus the first nine months of 2002. Once again, the change in the consolidation perimeter was important. It had an impact on net interest costs of €47.8 million and €38.4 million in increased goodwill amortisation. The balance is due to the increase in debt at the holding level following the acquisition of Escelsa dollar denominated debt, the 40% stake in Hidrocantábrico and the first time appropriation of the accumulated losses since 2000 (€7.2 million) from Electra, Cabo Verde’s distribution company in which the Group owns 30.6%.

Despite the Group’s excellent operating performance, net profit for the period decreased from €267.3 million in the 9M2002 to €257.6 million in the 9M2003. This 3.6% drop is due to the minority items, which were €35.8 million lower due lower net losses at Oni and the positive contribution of the Brazilian subsidiaries following their full consolidation.

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

Investments and Financial Debt

Operating Investments (€ m)	9M2003	YE2002	9M2002

EDP Produção (1)	127.6	239.4	145.8
Renewables	25.5	47.1	5.6

EDP Distribuição	218.0	371.2	211.7
(-) Subsidies in cash	43.4	56.9	42.9
(-) Edinfor asset transfer		80.5	42.8
(=) EDP Distribuição cash investments	174.6	233.8	126.1

Hidrocantábrico (40%)	47.1	84.8	56.5

Brazil	103.2	202.8	117.2

Telecoms	31.9	312.0	219.4

Information Technology	26.8	41.8	31.2

Other	10.3	53.9	38.7

Total	547.0	1,215.4	740.4

Financial Debt (€ m)	9M2003	YE2002	9M2002

Holding (2)	5,529.9	5,879.4	5,593.9

EDP Produção (1)	59.3	54.3	58.1
Renewables	15.9	14.8	14.5

EDP Distribuição	—	—	83.9

Hidrocantábrico (40%)	831.2	816.6	805.5

Brazil	591.5	550.2	321.1

Telecoms	668.6	622.1	644.2

Information Technology	23.5	25.6	34.3

Other	7.6	31.0	11.7

Total Financial Debt	7,727.5	7,994.1	7,567.2
Cash and cash equivalents	232.0	214.0	68.0

Net Debt	7,495.5	7,780.1	7,499.2

Operating investment totalled €547.0 million in the 9M2003. If we exclude ONI Way’s investment in the 9M2002 (€154.3 million), operating investment would have gone down 6.7%.

EDPP’s investment in the new TER CCGT (non-binding generation) amounted to €68.0 million in 9M2003. Total planned investment (at technical cost) amounts to €675.0 million, of which 57% has already been concluded. In the 9M2003 EDPP also invested €21.8 million in additional capacity at the Venda Nova hydro power plant (binding generation). Total investment in increasing Venda Nova’s capacity (at technical costs) is expected to be €139.0 million of which 70% has already been completed. Investment in renewables will be to increase installed capacity (+ 18MW) at Enernova’s wind farms. The company plans to invest around €400 million in a further 550MW capacity in wind generation until 2008.

The bulk of recurring investment at EDPD was related to the expansion and improvement of the distribution network.

40% of Hidrocantábrico’s investment, amounting to an extra €47.1 million in EDP Group’s capex, was mostly in wind farms. The P.E. Albacete wind farm (64 MW installed capacity) started operating in the 3Q2003 and P.E. Arlanzón (34 MW installed capacity) should start operating in April 2004.

ONI invested €31.9 million in the 9M2003, or 6% of the EDP Group’s total investment. 71.8% of ONI’s investments were in the Spanish fixed line operations.

At the end of the third quarter of 2003, the EDP Group’s total financial debt amounted to €7,727.5 million. Vis-à-vis the YE2002, the holding company’s debt decreased by €349.5 million, in great part thanks to the sale of part of EDP’s stake in Iberdrola (70% of the 3% stake), amounting to €284.1 million.

The full consolidation of Escelsa and Enersul contributed a €304.8 million net increase to EDP’s consolidated debt (net of EDP S.A.’s portion of the purchased Escelsa’s Senior Notes - approximately 83%).

In the 9M2003, ONI and the Brazilian subsidiaries, account for 16% or €1,260.1 million of total EDP Group’s consolidated debt. Stripping out the minorities’ share of the financial debt of these subsidiaries, ONI and Brazil represent €797.8 million. In Brazil it is worth mentioning that the electricity utilities are financing State receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs. The €41.3 million increase in Brazilian subsidiaries debt since YE2002 is strongly influenced by the 8.7% Brazilian Real appreciation against the Euro in the period.

Following the year-on-year debt increase, total debt over total capital, increased from 55.6% in the 9M2002 to 58.0% in the 9M2003 or from 55.4% to 57.3% if we consider net debt.

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

(2) Net of overdrafts and deposits

EDP Produção (1)

Energy emission (GWh)	9M2003	9M2002	Δ%

Hydroelectric	10,164	3,767	169.8%
Thermoelectric	9,717	14,158	-31.4%
Binding Generation	19,881	17,925	10.9%
HDN	92	41	122.4%
Hidrocenel	196	126	55.3%
EDP Energia	198	63	212.3%
Non-Binding Generation	485	231	110.4%
Biomass	29	26	10.6%
Wind Farms	78	77	1.5%
Cogeneration	520	446	16.6%
Small Hydro (2)	139	76	83.7%
Special Regime Producers	766	625	22.6%
Total EDP emission	21,133	18,780	12.5%

Pego thermal power station (SEP)	3,046	3,757	-18.9%
Tapada thermal power station (SEP)	4,045	5,744	-29.6%
Auto-producers (SEI)	2,209	1,669	32.3%
Import / (Export) net	2,044	924	121.2%
Direct sales to Ind. Clients (included in Cogeneration)	(401)	(343)	17.0%
Pumping	(370)	(513)	-27.8%
Gross demand	31,706	30,019	5.6%

Synchronous compensation	(24)	(29)	-15.4%
Own consumption - generation	(2)	(3)	-6.8%
Own consumption - transmission grid	(7)	(7)	5.3%
Losses	(576)	(464)	24.1%

Energy delivered to distribution	31,095	29,517	5.3%
Hydrological coefficient	1.28	0.50

Electricity sales (€ m)	9M2003	9M2002	Δ%

PPA Capacity Charge	662.9	648.2	2.3%
PPA Energy Charge	222.8	371.3	-40.0%
Total CPPE	885.7	1,019.5	-13.1%

HDN	30.7	16.4	87.8%
Hidrocenel	31.1	17.7	75.4%
Total Small Hydro	61.8	34.1	81.4%

Cogeneration (Soporgen & Energin)	30.9	18.0	71.3%

Total EDP Produção	978.4	1,071.6	-8.7%

Fuel costs (€ m)	9M2003	9M2002	Δ%

Coal	95.5	116.4	-17.9%
Fuel-oil	104.3	222.4	-53.1%
Natural Gas	17.0	15.8	7.1%
Diesel	1.8	0.9	98.2%
CPPE	218.6	355.5	-38.5%

Natural Gas (Soporgen & Energin)	27.7	15.0	83.9%

Total EDP Produção	246.3	370.5	-33.5%

Electricity Purchases (€ m)	9M2003	9M2002	Δ%

HDN, Hidrocenel & Cogenerators	44.0	14.2	—

• EDP’s total emission amounted to 21,133 GWh in 9M2003, of which 51% was hydro generation compared to 22% in 9M2002;

• The 12.5% increase in EDP’s emission resulted from heavy rainfall during the first quarter of the year (hydrological coefficient of 1.28 in 9M2003, 0.5 in 9M2002) and a 5.6% increase in Gross Demand following a cold winter and an unusually hot summer;

• The PPA capacity charge increased 2.3%, reflecting i) the higher availability factors at the CPPE’s hydro and thermal power plants and ii) the charge adjustment for inflation as foreseen in the PPA contracts;

• The PPA energy charge dropped 40.0% due to a lower utilization of CPPE’s thermal plants, because of a wet first semester. CPPE continued to buy coal and fuel at a lower price than that reflected in the PPA energy charge (€218.6 million vs. €222.8 million). The increase in the natural gas’ cost in 9M2003 is artificial since only 8 months’ costs were accounted for in 9M2002 (September’s consumption amounting to €4.3 million was only booked in the 4Q2002);

• EDPP’s electricity generation gross profit remained stable at €688.2 million in 9M2003 (€686,2 million in 9M2002).

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter. For analisys purposes these two companies were deconsolidated from EDPP in both periods presented.

(2) HDN, Hidrocenel (HCL) and EDP Energia’s power stations with installed capacity of less than 10 MW operating in the Non-Biding system are remunerated as Special Regime Producers (“SRP”). SRP generation in HDN represented 96 GWh in 9M2003 and 51 GWh in 9M2002, in HCL represented 29 GWh in 9M2003 and 21 GWh in 9M2002 and in EDP Energia represented 13 GWh in 9M2003 and 4 GWh in

Operating Income Statement (€ m)	9M2003	9M2002	Δ%

Electricity Sales	978.4	1,071.6	-8.7%
Services Provided	11.0	14.2	-22.8%
Other Sales	14.7	9.5	53.9%
Operating Revenues	1,004.1	1,095.4	-8.3%

Electricity	44.0	14.2	210.8%
Fuel for electricity generation	246.3	370.5	-33.5%
Direct Activity Costs	290.3	384.7	-24.5%

Gross Profit	713.8	710.7	0.4%
Gross Profit/Revenues	71.1%	64.9%	6.2	p.p.

Sundry materials and goods for resale	2.7	3.6	-25.0%
Supplies and services - Group	12.2	8.6	42.0%
Supplies and services - Non-Group	32.2	34.7	-7.2%
Personnel costs	91.2	90.5	0.8%
Generation centre rentals	2.6	2.6	3.3%
Other operating costs (or revenues)	(1.3)	(3.0)	56.8%
Own work capitalised	(28.6)	(18.1)	-58.0%
Operating Costs	110.9	118.7	-6.6%

EBITDA	602.9	592.0	1.8%
EBITDA / Revenues	60.0%	54.0%	6.0	p.p.

Depreciation and amortisation	174.3	168.6	3.4%
Provisions	7.4	15.4	-52.1%

EBIT	421.2	408.1	3.2%
EBIT / Revenues	42.0%	37.3%	4.7	p.p.

Personnel costs (€ m)	9M2003	9M2002	Δ%

Total Personnel Costs	91.2	90.5	0.8%
Pension Premiums	8.8	8.1	8.5%
Early Retirement Correction	9.8	9.9	-0.4%
Social benefits with early retirees	1.0	1.0	-0.4%
Medical care with inactives	2.2	2.0	14.3%
Adjusted Personnel Costs	69.3	69.5	-0.3%

Number of employees	2,062	2,153	-4.2%
MW/Employee	3.58	3.49	2.6%

Investment (€ m)	9M2003	9M2002	Δ%

Binding Generation	36.5	27.6	32.5%
Non-Binding Generation	69.3	105.9	-34.5%
Special Regime Producers	1.4	2.6	-48.5%
Other investments	5.0	2.9	73.4%
Financial costs and Investments	17.1	7.0	144.1%
Total investment	129.3	146.0	-11.4%

Recurring investment	16.5	17.3	-4.9%
Non-recurring investment	112.9	128.7	-12.3%

• The consolidation perimeter of EDP Produção (‘EDPP’) changed in July 2003 and now it excludes the special regime producers Enernova and EDP Bioeléctrica. On a stand-alone basis, these two companies amount to €7.6 million gross profit, €5.6 million EBITDA and €2.7 million Operating Profit in 9M2003;

• Non-group supplies and services drop 7.2%. However 9M2002 includes the full year’s insurance charge. If we adjusted for this, non-group supplies and services would have remained unchanged;

• Headcount went down 4.2% year-on-year. However, personnel costs went up following the 2003 actuarial study, which used more conservative assumptions, resulting in an increase in Pension premiums.

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter. For analisys purposes these two companies were deconsolidated from EDPP in both periods presented.

EDP Distribuição

Energy Sales (GWh)	9M2003	9M2002	Δ%

Energy delivered to Distribution	31,096	29,517	5.3%
Own consumption - distribution	(25)	(20)	23.6%
Distribution losses	(2,140)	(1,850)	15.7%

Total electricity sales (1)	28,930	27,647	4.6%

Electricity sales - PES	26,209	27,091	-3.3%
VHV (Very high voltage)	810	621	30.3%
HV (High voltage)	2,657	2,540	4.6%
MV (Medium voltage)	6,737	8,424	-20.0%
SLV (Special low voltage)	2,275	2,157	5.5%
LV (Low voltage)	12,857	12,555	2.4%
PL (Public lighting)	873	793	10.1%

Electricity sales - NBES	2,722	556	—
EDP	1,822	376	—
HV (High voltage)	38	59	-36.0%
MV (Medium voltage)	1,784	317	—
Non-EDP	900	180	—
HV (High voltage)	57	76	-25.7%
MV (Medium voltage)	843	103	—

Regulated Revenues (2)		9M2003	9M2002

Unit revenue for the UDGr: HV and MV (€ / MWh)		9.84	10.23
Electricity delivered to PES/NBES consumers: HV and MV (GWh)		28,835	28,200
Unit revenue for the UDGr: LV (€ / MWh)		24.55	25.29
Electricity delivered to binding/non-binding consumers: LV (GWh)		15,851	15,393
t-2 tariff adjustment (€ m)		(10.4)	(10.5)
URD total allowed revenues (€ m)		662.6	667.3

Allowed revenues for the NS activity: VHV; HV and MV (€ m)		17.5	8.4
Allowed revenues for the NS activity: SLV (€ m)		6.9	7.0
Allowed revenues for the NS activity: LV (€ m)		94.8	86.6
t-2 tariff adjustment (€ m)		—	—
CRedes total allowed revenues (€ m)		119.2	102.1

Allowed revenues for the SPS activity: VHV; HV and MV (€ m)		6.3	2.9
Allowed revenues for the SPS activity: SLV (€ m)		1.8	1.4
Allowed revenues for the SPS activity: LV (€ m)		59.1	54.5
t-2 tariff adjustment (€ m)		17.0	(4.3)
CSEP total allowed revenues (€ m)		84.2	54.4

t-1 tariff adjustment for Energy Aquisition activity (€ m)		7.7	—
Total allowed revenues after tariff adjustment (€ m)		873.7	823.8

Electricity Sales & Gross Profit (€ m)	9M2003	9M2002	Δ%

VHV (Very High Voltage)	33.7	26.9	25.1%
HV (High Voltage)	122.5	116.2	5.4%
MV (Medium Voltage)	479.9	601.8	-20.3%
SLV (Special Low Voltage)	215.8	206.1	4.7%
LV (Low Voltage)	1,664.3	1,557.3	6.9%
Public lighting	71.2	62.2	14.4%
Interruptibility discounts	(19.7)	(19.0)	-3.9%
Tariff correction discounts	(1.1)	(3.8)	71.9%
Invoiced Sales - PES	2,566.7	2,547.9	0.7%
Invoiced Sales - NBES (3)	47.3	7.4	—
Distribution 2000 Reposition	—	15.4	—
Distribution 2001 Reposition	(5.0)	—	—
Distribution 2002 Reposition	(7.7)	—	—
Distribution 2002	17.9	17.1	—
Distribution 2003	51.9	—	—
Tariff Adjustments	57.1	32.5	—

Electricity Revenues	2,671.1	2,587.8	3.2%
Tariff adjustments’ reposition	5.2	15.4	—
Sales to customers before reposition	2,665.9	2,572.5	3.6%
Electricity purchases	1,792.2	1,748.7	2.5%
Electricity Gross Profit	873.7	823.8	6.1%

• In the non-binding system, EDP Energia achieved a 66.9% market share selling 1,822 GWh to its 1,174 clients. By the end of the 3Q2003, the number of clients with nonbinding customer status totalled 2,282 out of which 1,582 were actually acquiring energy in the liberalised market.

• Electricity Revenues amounted to €2,671.1 million, up 3.2% year-on-year, benefiting from a 4.6% growth in consumption that followed both a cold winter and a particularly warm summer. VHV electricity revenues rose 25.1% due to additional energy needs from one of EDPD’s industrial clients (an iron-foundry that started operating a new furnace). The continued transfer of some MV clients from the binding (PES) to the nonbinding system led to a 20.3% decrease in this segment’s electricity revenues.

• The bulk of the tariff adjustment comes from a €51.9 million benefit due to a lower than expected real consumption in the binding system as the number of MV clients that shifted to the liberalised market came above the regulator’s expectations. For the 2003 tariffs, the regulator (ERSE) estimated a 2.2% growth in PES consumption.

• The Use of the Distribution Grid activity accounted for 76% of the company’s total allowed revenues. Despite the positive effect of higher consumption, translated into a 2.7% increase in allowed revenues for this activity, the 2003 tariff cuts led to a 0.7% decrease in the Use of the Distribution Grid’s allowed revenues.

(1) Figure presented include Sales to EDP Group.

(2) Allowed Revenues for the 9M2003 and 9M2002 were calculated on the basis of estimated consumption.

(3) In the 9M2002, part of these revenues was accounted under “services provided”. As such, for comparison purposes figures presented in the 9M2002 include the amount accounted under that item (€4,1 million).

Operating Income Statement (€ m)	9M2003	9M2002	Δ%

Electricity sales - Group	25.8	0.7	—
Electricity sales - Non-Group	2,645.3	2,583.0	2.4%
Services provided	13.8	18.3	-24.7%
Other sales	1.4	1.3	6.8%
Operating Revenues	2,686.2	2,603.3	3.2%

Direct Activity Costs	1,792.2	1,748.7	2.5%

Gross Profit	894.0	854.6	4.6%
Gross Profit/Revenues	33.3%	32.8%	0.5	p.p.

Sundry materials and goods for resale	77.3	50.8	52.2%
Supplies and services - Group	57.0	56.4	1.1%
Supplies and services - Non-group	79.7	90.9	-12.3%
Personnel costs	300.8	289.7	3.8%
Concession fees	128.5	115.3	11.5%
Other operating costs (or revenues)	(15.7)	(8.7)	-80.3%
Own work capitalised	(129.8)	(102.8)	-26.2%
Operating Costs	497.9	491.6	1.3%

EBITDA	396.1	363.0	9.1%
EBITDA / Revenues	14.7%	13.9%	0.8	p.p.

Depreciation and amortization	260.9	246.7	5.8%
Provisions	58.4	42.7	36.6%

EBIT	76.8	73.6	4.4%
EBIT/ Revenues	2.9%	2.8%	0.0	p.p.

Personnel Costs (€ m)	9M2003	9M2002	Δ%

Total personnel costs	300.8	289.7	3.8%
Pension premiums	42.1	27.9	51.0%
Early retirement correction	56.9	58.0	-1.8%
Social benefits with early retirees	7.9	8.7	-8.6%
Medical care with inactives	10.0	9.8	2.5%
Adjusted personnel costs	183.8	185.4	-0.8%

Number of employees	6,801	7,191	-5.4%

Investment (€ m)	9M2003	9M2002	Δ%

Distribution grid	165.6	144.2	14.8%
Public lighting	13.1	7.1	85.0%
Information systems	12.2	42.8	-71.6%
Other investments	27.1	17.7	52.8%
Operating investment	218.0	211.8	2.9%

Investment subsidies (cash)	43.4	42.9	1.3%
Operating investment (excl. subsidies)	174.6	169.0	3.3%

• EDPD’s Gross Profit for the period rose 4.6% reflecting: (i) a 16.8% increase in the Network Services’ allowed revenues; (ii) a 54.7% increase in the Supply in the PES allowed revenues; which were partly offset by (iii) a decrease of 3.8% and 2.9% in unit revenues for the Use of the Distribution Grid for HV/MV and LV segments, respectively.

• Sundry materials rose 52.2% year-on-year. However, note that the increased costs are being capitalised and accounted for under “own work capitalised”, and subsequently depreciated.

• Non-group supplies and services fell 12.3% on the back of a 35.6% decrease in maintenance costs due to the renegotiation of some maintenance contracts which are no longer being billed on a retainer basis, and a higher recourse to internal resources.

• Even though EDPD reduced its workforce by 390 employees, personnel costs for the period increased 3.8% due to a 51% increase in “pension premiums” following the 2003 actuarial study, which was made on the basis of more conservative assumptions.

• Last year’s operating investment includes €42.8 million worth of assets relative to the transfer of the SAP/ISU platform from Edinfor to EDPD. Excluding this amount, EDPD’s operating investment would have increased 29% to €218.0 million, of which 76% was invested in the distribution grid. Investment subsidies for the period (cash & in kind) amounted to €83.2 million.

Hidrocantábrico (100%) - Generation

Spain Energy Balance (GWh)	9M2003	9M2002	Δ%

Generation	137,277	128,616	6.7%
Special Regime	29,129	24,842	17.3%
Imports	6,557	6,848	-4.2%

System Demand - Coverage	172,963	160,306	7.9%

Regulated Distribution	119,143	111,855	6.5%
Supply	48,478	45,851	5.7%
Exports	5,342	2,600	105.4%

Source: OMEL

HC’s Net Electricity Generation (GWh)	9M2003	9M2002	Δ%

Hydroelectric	616	487	26.4%
Nuclear	917	868	5.6%
Aboño	4,902	5,254	-6.7%
Soto de Ribera	2,935	3,574	-17.9%
Coal	7,837	8,828	-11.2%
Castejón CCGT	1,101	—	—

Total Generation	10,470	10,183	2.8%
Pumping	(99)	(94)	5.4%

Energy delivered to the Pool	10,371	10,089	2.8%

HC’s Performance in the Pool	9M2003	9M2002	Δ%

Average HC Selling Price (1) (€/MWh)	36.56	46.98	-22.2%
Average Pool Price (1) (€/MWh)	38.59	50.58	-23.7%
HC’s market share in wholesale market	7.6%	7.8%	-0.3	p.p.

HC’s Fuel Costs	9M2003	9M2002	Δ%

Average HC Fuel Cost (€/MWh) (2)	15.6	16.0	-2.3%

• Demand in the Spanish electricity market grew 6.3% in comparison with the 9M2002 because of a harsh winter and an unusually hot summer.

• Due to the hot and dry 3Q2003 thermal generation as a percentage of the total Spanish electricity emission had a strong increase in this period, leading to an increase of the pool prices from €34.07/MWh on the 1H2003 to €38.59/MWh on the 9M2003. Nevertheless, in the 9M2003 the pool prices dropped 23.7% vis-à-vis 9M2002 as a result of a higher hydrological coefficient in 2003 (1.07 in 9M2003 versus 0.48 in 9M2002).

• Although Hidrocantábrico is heavily weighted on thermal power generation, it was able to increase its net emission by 2.8% under these hydrological conditions thanks to the start of Castejón CCGT’s operations in October 2002. In terms of market share in the wholesale market, the company fell 0.3 p.p. from 7.84% in the 9M2002 to 7.55% in the 9M2003 as a result of a higher rainfall in 2003.

(1) Includes wholesale market, ancillary services and capacity payment.

(2) Excluding hydroelectric emission.

Hidrocantábrico (100%) - Distribution & Supply

Distribution

Energy Sales - GWh

Electricity	9M2003	9M2002	Δ%
Low Voltage	1,566	1,445	8.4%
Medium Voltage	728	615	18.4%
High Voltage	4,093	4,106	-0.3%
Total	6,387	6,166	3.6%
of which: access clients	899	798	12.7%

Gas (1)	9M2003	9M2002	Δ%
Total	4,976	1,206	312.8%
of which: access clients	1,795	250	616.6%

# of Customers

Electricity	9M2003	9M2002	Δ%
Low Voltage	556,437	545,960	1.9%
Medium Voltage	686	624	9.9%
High Voltage	18	19	-5.3%
Total	557,141	546,603	1.9%
of which: access clients	1,166	531	119.6%

Gas (1)	9M2003	9M2002	Δ%
Total	548,338	154,075	255.9%
of which: access clients	736	12	6033.3%

Revenues - € m

Electricity	9M2003	9M2002	Δ%
Transmission tariff	4.6	2.5	85.3%
Distribution tariff	69.2	67.1	3.2%
Commercialisation tariff	5.7	5.4	5.8%
Regulated revenues	79.6	75.0	6.1%

Gas	9M2003	9M2002	Δ%
Transport tariff	1.6	0.2	804.4%
Distribution tariff	33.4	17.1	95.8%
Commercialisation tariff	2.7	1.4	94.4%
Regulated revenues	37.7	18.6	102.5%

Supply

Energy Sales - GWh

Electricity	9M2003	9M2002	Δ%
Asturias	745	838	-11.1%
Rest of Spain	2,603	2,058	26.5%
Total	3,348	2,896	15.6%

Gas	9M2003	9M2002	Δ%
Asturias/Basque Country	1,253	137	814.8%
Rest of Spain	1,758	1,052	67.1%
Total	3,011	1,189	153.2%

# of Customers

Electricity	9M2003	9M2002	Δ%
Asturias	1,048	473	121.6%
Rest of Spain	1,849	1,819	1.6%
Total	2,897	2,292	26.4%

Gas	9M2003	9M2002	Δ%
Asturias/Basque Country	166	11	1409.1%
Rest of Spain	80	72	11.1%
Total	246	83	196.4%

Revenues - € m

Electricity	9M2003	9M2002	Δ%
Asturias	41.8	44.6	-6.3%
Rest of Spain	143.8	109.5	31.4%
Sales	185.6	154.0	20.5%

Gas	9M2003	9M2002	Δ%
Asturias/Basque Country	17.4	2.0	779.9%
Rest of Spain	26.7	15.2	75.1%
Sales	44.1	17.2	156.3%

Electricity Distribution: Hidrocantábrico’s regulated revenues for the electricity distribution activity increased 6.1% to €79.6 million. This is mainly explained by the increase of the transmission remuneration as a result of expansion of the activity to outside Asturias.

Gas Distribution: The 9M2003 figures of Hidrocantábrico’s gas distribution activity include Naturcorp’s figures as from the 1st August 2003. It is important to note that Naturcorp is fully consolidated in Hidrocantábrico. Naturcorp contributed with 3,619 GWh of gas distributed and 383 thousand clients. In terms of regulated revenues Naturcorp represented €11.5 million. Note that the presented operating data considers 100% of Naturcorp’s gas distribution subsidiaries figures, while in the financial data is being considered the consolidation method of Naturcorp’s subsidiaries into Naturcorp. If we apply the same methodology to the operating data (Gas de Euskadi and Donostigas fully consolidated, and GasNalsa and Bilbogas proportionally consolidated at 50%) the contribution of Naturcorp would be 3,395 GWh and 326 thousand clients.

Electricity Supply: The electricity supply activity has benefited from the liberalisation for all customers as of January 2003 and the 6.3% growth in electricity demand. In this activity, the company was able to increase its average sales price 4.2% to €55.4/MWh in the 9M2003.

Gas Supply: The strong year-on-year growth in the gas supply activity is explained by the fact that Hidrocantábrico initiated this activity at the beginning of 2002 and by the inclusion of Naturcorp since 1 August 2003. Naturcorp has contributed with 947 GWh of gas sold and 100 clients.

(1) Considering 100% of Naturcorp’s gas distribution subsidiaries

Hidrocantábrico (100%)

Business Areas Breakdown	Generation & Supply				Electricity Distribution				Gas Distribution				Special Regime
	9M2003	9M2002	Δ%		9M2003	9M2002	Δ%		9M2003	9M2002	Δ%		9M2003	9M2002	Δ%

Revenues	693.2	656.4	5.6%		320.2	384.0	-16.6%		98.5	41.0	140.4%		25.0	14.7	69.8%
Direct Costs	451.9	390.2	15.8%		237.8	308.1	-22.8%		53.2	16.3	226.9%		15.6	9.5	64.2%
Gross Profit	241.3	266.2	-9.3%		82.4	76.0	8.4%		45.3	24.7	83.4%		9.4	5.2	80.0%
Gross Profit/Revenues	34.8%	40.6%	-5.7	p.p.	25.7%	19.8%	5.9	p.p.	46.0%	60.3%	-14.3	p.p.	37.6%	35.4%	2.1	p.p.

Personnel Costs	26.3	25.0	5.0%		16.3	16.5	-0.9%		4.3	1.7	155.1%		3.5	3.2	8.4%
Other Operating Costs (net)	22.4	11.6	93.7%		14.1	16.0	-12.0%		4.7	2.7	76.6%		(0.2)	(2.1)	88.1%

EBITDA	192.6	229.6	-16.1%		52.0	43.5	19.5%		36.3	20.4	78.3%		6.2	4.1	51.1%
EBITDA/Revenues	27.8%	35.0%	-7.2	p.p.	16.2%	11.3%	4.9	p.p.	36.8%	49.7%	-12.8	p.p.	24.7%	27.8%	-3.1	p.p.

Depreciation	70.0	61.3	14.2%		21.4	20.3	5.4%		10.8	6.6	63.7%		4.6	2.1	116.2%
Provision	0.6	0.8	-27.7%		0.6	0.5	19.1%		0.6	0.7	-20.9%		0.8	5.2	-85.5%

EBIT	122.0	167.5	-27.2%		30.0	22.7	32.1%		24.9	13.0	91.4%		0.8	(3.3)	—
EBIT/Revenues	17.6%	25.5%	-7.9	p.p.	9.4%	5.9%	3.5	p.p.	25.3%	31.7%	-6.5	p.p.	3.2%	-22.2%	25.4	p.p.

Operating Investment	19.3	61.9	-68.8%		30.4	38.9	-21.7%		13.0	23.2	-44.0%		45.5	16.1	183.3%

# of employees	584	582	0.3%		395	383	3.1%		319	70	355.7%		137	151	-9.3%

Activities’ EBITDA 9M2003 (1)

Generation & Supply

• The electricity generation and supply activity, which accounts for 67% of Hidrocantábricos’s operating cash-flow, fell 16.1% at the EBITDA level due to a drop in Hidrocantábrico’s selling price to the wholesale market vis-à-vis 9M2002 as a result of a higher rainfall in 2003.

• The increase in operating costs versus 9M2002 is due to: i) maintenance work at Aboño I in the 1Q2003; ii) the start of Castejón CCGT operations in October 2002; and iii) the lower capitalized expenses during the 9M2003 following the conclusion of Castejón CCGT in September 2002.

Electricity Distribution

• The prevailing regulation for the Spanish electricity distribution provides this activity with a stable gross profit. The 19.5% EBITDA growth stated in the 9M2003 is mainly explained: i) by lower costs related to the implementation of the network in the new markets, following the last year’s investments; and ii) by the increase of the transmission regulated revenues.

Gas Distribution

• The full consolidation of Naturcorp had an important impact on the gas activity’s results. Naturcorp contributed an extra €71.7 million to the revenues, €17.7 million to the gross profit and €13.8 million to the consolidated EBITDA of Hidrocantábrico. In terms of employees, Naturcorp contributed with 250 workers.

Special Regime

• The 9M2003 net emission of Hidrocantábrico’s special regime generators increased 23% to 145 GWh. Hidrocantábrico has slowed down its investment programme in this business area in comparison with the budget at the beginning of 2003, postponing the start-up of P.E. Arlanzón wind farm (34 MW) to April 2004 due to technical reasons, and delaying the investment in P.E. Albacete wind farm (124 MW), which should start operating on schedule in November 2004.

(1) Holding costs not included.

Income Statement (€ m)	9M2003	9M2002	Δ%

Revenues	1,182.8	1,087.6	8.8%

Direct Costs	802.8	714.3	12.4%

Gross Profit	380.0	373.3	1.8%
Gross Profit/Revenues	32.1%	34.3%	-2.2	p.p.

Supplies and services	57.4	44.5	29.0%
Personnel costs	64.2	58.4	9.9%
Other operating costs (or revenues)	2.7	2.2	22.6%
Own work capitalised	(7.6)	(9.2)	17.8%
Operating Costs	116.7	95.8	21.7%

EBITDA	263.3	277.5	-5.1%
EBITDA/Revenues	22.3%	25.5%	-3.3	p.p.

Depreciation	109.1	92.7	17.7%
Provision	2.5	7.3	-65.2%

EBIT	151.7	177.5	-14.5%
EBIT/Revenues	12.8%	16.3%	-3.5	p.p.

Financial income and gains	10.3	11.6	-10.8%
Financial expenses and losses	124.0	103.2	20.2%
Financial Results	(113.7)	(91.6)	-24.1%

Extraordinary income and gains	17.7	3.6	387.2%
Extraordinary expenses and losses	13.6	38.6	-64.7%
Extraordinary Results	4.1	(35.0)	—

Income Before Taxes	42.1	50.9	-17.3%

Income taxes	(4.0)	20.0	—
Minority interests	3.9	(1.3)	—

Net Profit	42.2	32.2	31.0%

Investment (€ m)	9M2003	9M2002	Δ%

Recurring investment	72.2	57.5	25.7%
Non-recurring investment	45.6	83.7	-45.5%
Total operating investment	117.8	141.2	-16.6%

Number of employees	9M2003	9M2002	Δ%

Number of employees	1,645	1,361	20.9%

• Consolidated EBITDA in the 9M2003 was mainly affected by:

i) the inclusion of two months of Naturcorp contributing with €13.8 million to the EBITDA;

ii) the decline in generation revenues due to a higher hydrological coefficient and lower pool prices vis-à-vis 9M2002, however, Hidrocantábrico was able to recover in the 3Q2003 as a result of the hot summer;

iii) the increase in supplies and services as a result of the start of Castejón CCGT operations in October 2002, the maintenance works at Aboño I and the consolidation of Naturcorp;

iv) lower capitalized expenses in the period with the conclusion of the construction of Castejón CCGT.

• Hidrocantábrico’s financial results worsen by 24% due to the fact that Adygesinval’s loan (€1,080 million) to acquire Hidrocantábrico was contracted in July 2002. The 3Q2003 financial results also include the goodwill amortization of Naturcorp (€3.3 million).

• Income taxes include the total tax benefit (€25 million) granted by the Navarre Autonomous Region on the investment made in Castejón CCGT.

• Also noteworthy, Naturcorp contributed with €1.9 million to Hidrocantábrico’s net income.

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Bandeirante

Energy Sales (GWh)	9M2003	9M2002	Δ%

Energy contracted	8,281	10,231	-19.1%
Energy purchase on MAE (wholesale market)	64	—	—
Total energy purchases	8,345	10,231	-18.4%
Contract losses	(80)	(639)	-87.5%

Transmission losses	(216)	(225)	-4.0%
Energy delivered to distribution	8,049	9,367	-14.1%
Distribution losses	(765)	(653)	17.2%

Energy sales to MAE (wholesale market)	171	1,136	-84.9%
Residential	1,596	1,581	0.9%
Industrial	3,890	4,476	-13.1%
Commercial	876	834	5.0%
Other	752	688	9.3%
Energy sales to final customers	7,113	7,578	-6.1%

Total energy sales	7,284	8,714	-16.4%

Gross profit (R$ m)	9M2003	9M2002	Δ%

Energy acquisition	725.4	628.0	15.5%
Other direct activity costs	191.4	183.0	4.6%
Total direct activity costs	916.8	811.0	13.0%

Electricity sales to MAE (wholesale market)	7.1	58.2	-87.8%
Residential	443.4	323.2	37.2%
Industrial	549.6	507.1	8.4%
Commercial	207.9	167.9	23.8%
Other	120.2	95.3	26.2%
Electricity sales to final customers	1,321.1	1,093.4	20.8%
Total electricity sales	1,328.2	1,151.7	15.3%

Regulatory tariff reposition	(73.0)	(57.8)	-26.2%
Other revenues & taxes	(52.5)	(7.8)	-573.3%
Total revenues	1,202.7	1,086.0	10.7%

Gross profit	285.9	275.1	4.0%

• The Brazilian Electricity distribution companies are reducing their exposure to “contratos iniciais” (take-or-pay contracts with generators) in 2003-2006. In 2003 these contracts were reduced by 25% leading to a decrease of 19.1% in Bandeirante’s total energy contracted in the 9M2003. This reduction had a positive impact on profitability, as the surplus energy contracted last year was sold at very low prices in the wholesale market (MAE).

• Energy sales to final customers declined 6.1% as some industrial clients switched to the free market (these industrial consumers represented some 743 GWh).  Nevertheless, the clients that switch to the free market continue to pay for the use of the distribution grid, which is being accounted for as “other revenues & taxes”.

• Excluding industrial clients, energy sales increased 3.9%, reflecting the steady recovery in consumption following the rationing programme.

• Revenues from electricity sales to final customers amounted to R$1,321.1 million, increasing 20.8% as a result of:

i) the 19.09% yearly tariff adjustment in October 2002;

ii) an improvement in the client mix (increase in the weight of the residential and commercial segments); and

iii) the change in criteria for the low-income customers that as of June 2002 are billed as regular consumers.

• The average tariff to final clients increased from R$144.3/MWh in the 9M2002 to R$185.7/MWh in the 9M2003 (net of value added taxes).

• Although energy contracted from “contratos iniciais” has decreased 25%, energy acquisition costs increased by 15.5%. This is explained by higher unit costs from Itaipú’s USD-indexed acquisitions and also due to the adjustment in the average tariff (both costs are a pass-through to the final tariff) of the “contratos iniciais”.

October’s Tariff Revision: Bandeirante will benefit from the tariff revision occurred last October 22nd where ANEEL granted an average tariff increase of 14.68%, plus 3.4% to be recovered between 2004 and 2006 in the annual tariff adjustments. ANEEL also established an X Factor of 1.83% to be reflected in the calculation of controllable costs in the annual tariff adjustments. With this tariff revision ANEEL defines an Index that, besides reflecting the cost evolution of the company, enables a more adequate return on investments.

Income Statement (1)	R$ million				€ million
	9M2003	9M2002	Δ%		9M2003	9M2002	Δ%

Revenues	1,202.7	1,086.0	10.7%		345.9	444.4	-22.2%
Direct Activity Costs	916.8	811.0	13.0%		263.7	335.1	-21.3%
Gross Profit	285.9	275.1	4.0%		82.2	109.3	-24.7%
Gross Profit/Revenues	23.8%	25.3%	-1.6	p.p.	23.8%	24.6%	-0.8	p.p.

Sundry materials & goods for resale	5.1	5.8	-11.0%		1.5	2.4	-38.1%
Supplies and services	52.6	55.1	-4.6%		15.1	21.6	-30.1%
Personnel costs	66.7	62.1	7.5%		19.2	24.7	-22.4%
Other operating costs (or revenues)	4.0	8.7	-54.2%		1.2	3.4	-65.8%
Operating Costs	128.5	131.7	-2.5%		37.0	52.1	-29.1%

EBITDA	157.5	143.4	9.8%		45.3	57.1	-20.7%
EBITDA/Revenues	13.1%	13.2%	-0.1	p.p.	13.1%	12.9%	0.2	p.p.

Depreciation	84.5	83.9	0.7%		24.3	33.7	-27.8%
Provision	6.5	—	—		1.9	—	—

EBIT	66.4	59.4	11.8%		19.1	23.5	-18.6%
EBIT/Revenues	5.5%	5.5%	0.1	p.p.	5.5%	5.3%	0.2	p.p.

Financial Results	(77.4)	(46.5)	-66.3%		(22.2)	(18.4)	-21.1%
Extraordinary Results	8.1	(17.9)	—		2.3	(8.0)	—

Income Before Taxes	(2.8)	(5.0)	43.1%		(0.8)	(2.9)	71.5%
Income taxes	(3.5)	3.9	—		(1.0)	1.0	—
Net Profit	0.6	(8.9)	—		0.2	(3.8)	—

• EBITDA increased 9.8% vis-à-vis the 9M2002 reflecting the improvement of the company’s gross margin and a decline in operating costs of 2.5%.

• Personnel costs increased 7.5% versus 9M2002 and 15.7% when compared to 2Q2003, following the last salary adjustment on June 2003 of 9%.

• Financial results were adversely affected by financing contracts linked to the IGP-M price index. It is worth mentioning that the year-on-year IGP-M price index increased 21.4% in September 2003 versus 28.2% on June 2003, leading to a slight recovery of the loss incurred with these contracts since the beginning of the year.

• In 2003, Bandeirante has already invested R$37.7 million in the modernization of the distribution grid in order to reduce maintenance costs and improve service quality (see Investment table).

Financial Debt (R$ m)	9M2003	YE2002	Δ%

EDP Brasil S.A. (Group)	256.8	382.2	-32.8%
BNDES	247.9	272.0	-8.8%
Other	261.8	159.4	64.3%
Local currency	766.5	813.5	-5.8%

Dollar Denominated Debt	42.3	51.9	-18.5%

Total Financial Debt	808.8	865.4	-6.5%

Asset to Recover (2)	326.5	322.4	1.3%

(2) rationing losses and “Parcela A”

Investment (R$ m)	9M2003	9M2002	Δ%

Recurring investments	56.7	54.4	4.2%
Non-recurring investments	37.7	12.5	201.8%

Total Operating Investments	94.3	66.8	41.1%

Number of employees	9M2003	9M2002	Δ%

Number of employees	1,336	1,369	-2.4%

(1) Important note: the income statement presented above does not correspond to the statutory accounts of Bandeirante, being only taken for consolidation purposes in EDP Group. The 9M2002 figures already include the effect of Bandeirante’s asset revaluation computed on the YE2002. Below EBITDA line, figures are not directly comparable with the ones presented on the 9M2002 Results.

Escelsa

Energy Sales (GWh)	9M2003	9M2002	Δ%

Energy contracted	4,427	5,279	-16.1%
Self generation	860	821	4.8%
Energy purchase on MAE (wholesale market)	113	—	—
Total energy purchases	5,400	6,100	-11.5%
Contract losses	(99)	(266)	-62.6%

Transmission losses	(149)	(151)	-1.0%
Energy delivered to distribution	5,151	5,683	-9.4%
Distribution losses	(723)	(597)	21.1%

Energy sales to MAE (wholesale market)	15	424	-96.4%
Residential	908	840	8.1%
Industrial	2,042	2,391	-14.6%
Commercial	563	617	-8.6%
Other	899	814	10.4%
Energy sales to final customers	4,413	4,662	-5.3%

Total energy sales	4,428	5,086	-12.9%

Gross profit (R$ m)	9M2003	9M2002	Δ%

Energy acquisition	312.7	308.4	1.4%
Other direct activity costs	97.9	88.5	10.6%
Total direct activity costs	410.5	396.9	3.4%

Electricity sales to MAE (wholesale market)	0.1	24.8	-99.7%
Residential	236.6	185.1	27.8%
Industrial	228.8	227.8	0.4%
Commercial	125.1	109.4	14.4%
Other	120.9	95.4	26.8%
Electricity sales to final customers	711.5	617.8	15.2%
Total electricity sales	711.6	642.6	10.7%

Regulatory tariff reposition	(33.8)	(34.2)	1.2%
Other revenues & taxes	(6.7)	(18.7)	64.1%
Total revenues	671.1	589.7	13.8%

Gross profit	260.6	192.8	35.1%

• Escelsa benefited from the termination of 25% of the “contratos iniciais” which led to a decrease of 16.1% in total energy contracted.

• Energy sales to final customers declined 5.3% as some industrial and commercial clients switched to the free market (these consumers represented some 971 GWh). Nevertheless, the company continues to receive the bulk of the revenue as the clients that have switched to the free market still pay for the use of the distribution grid.

• Excluding industrial clients, energy sales increased 4.4%, reflecting the steady recovery of the consumption following the rationing programme.

• Revenues from electricity sales to final customers increased 15.2% to R$711.5 million, mostly explained by:

i) the 15.97% yearly tariff adjustment in August 2002;

ii) the 17.30% yearly tariff adjustment in August 6th, 2003, with reflections on the 3Q2003 performance;

iii) the improvement in the client mix (increase of the residential segment).

• The average tariff to final customers increased from R$132.5/MWh in the 9M2002 to R$161.2/MWh in the 9M2003 (net of value added taxes).

• Although energy contracted from “contratos iniciais” has decreased 25%, direct activity costs increased by 3.4% as a result of higher costs from Itaipú’s USD-indexed acquisitions, the annual adjustments in “contractos iniciais” and a rise in the transmission cost.

Income Statement	R$ million				€ million
	9M2003	9M2002	Δ%		9M2003	9M2002	Δ%

Revenues	671.1	589.7	13.8%		193.0	224.6	-14.1%
Direct Activity Costs	410.5	396.9	3.4%		118.1	151.2	-21.9%
Gross Profit	260.6	192.8	35.1%		74.9	73.5	2.0%
Gross Profit/Revenues	38.8%	32.7%	6.1	p.p.	38.8%	32.7%	6.1	p.p.

Sundry materials & goods for resale	5.9	5.1	13.9%		1.7	2.0	-14.0%
Supplies and services	29.9	33.1	-9.7%		8.6	12.6	-31.8%
Personnel costs	51.3	47.2	8.6%		14.8	18.0	-18.0%
Other operating costs (or revenues)	14.9	3.4	333.6%		4.3	1.3	227.4%
Operating Costs	102.0	88.9	14.7%		29.3	33.9	-13.4%

EBITDA	158.6	103.9	52.6%		45.6	39.6	15.2%
EBITDA/Revenues	23.6%	17.6%	6.0	p.p.	23.6%	17.6%	6.0	p.p.

Depreciation	44.2	42.6	3.6%		12.7	16.2	-21.8%
Provision	27.3	11.0	147.3%		7.8	4.2	86.7%

EBIT	87.2	50.3	73.4%		25.1	19.2	30.9%
EBIT/Revenues	13.0%	8.5%	4.5	p.p.	13.0%	8.5%	4.5	p.p.

Financial Results	103.0	(781.2)	—		29.6	(297.6)	—
Extraordinary Results	70.2	(5.5)	—		20.2	(2.1)	—

Income Before Taxes	260.4	(736.4)	—		74.9	(280.5)	—
Income taxes	93.1	(77.9)	—		26.8	(29.7)	—
Net Profit	167.3	(658.5)	—		48.1	(250.8)	—

• EBITDA margin increased from 17.6% to 24.3% despite the 9.6% year-on-year increase in operating costs, mainly due to the average tariff increase vis-à-vis the 9M2002 and also due to the termination of 25% of the take-or-pay contracts during 2003.

• Operating costs increased as a result of i) higher personnel costs due to the 3Q2002 annual salary adjustment of approximately 8% and lower capitalized costs; and ii) an increase of the “other operating costs” line as a result of costs incurred with energy conservation programmes enforced by ANEEL and compulsory contributions to the Energy Development Account.

• Provisions increase substantially due to a creation of a generic provision associated with employee and fiscal liabilities.

• Financial results had a marked improvement due to the effect of the Real’s appreciation on the dollar denominated debt. Net foreign exchange differences were positive in R$186.3 million. Extraordinary results were influenced by the reversion of a R$75 million provision related to the potential drop in market value of the dollar denominated assets.

Financial Debt (R$ m)	9M2003	YE2002	Δ%

BNDES	264.7	333.1	-20.5%
Other	108.6	33.4	225.7%
Local currency	373.4	366.4	1.9%

Senior Notes	1,259.9	1,592.5	-20.9%
Other	32.2	52.8	-39.0%
Dollar Denominated Debt	1,292.1	1,645.3	-21.5%

Total Financial Debt	1,665.4	2,011.7	-17.2%

Asset to Recover (1)	185.0	177.5	4.2%

Hedging: Dollar Denominated Asset	197.1	296.3	-33.5%

Investment (R$ m)	9M2003	9M2002	Δ%

Recurring investments	37.5	38.8	-3.2%
Non-recurring investments	—	—	—

Total Operating Investments	37.5	38.8	-3.2%

Number of employees	9M2003	9M2002	Δ%

Number of employees	1,338	1,357	-1.4%

(1) rationing losses and “Parcela A”

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Escelsa was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 54.74% of Escelsa.

Enersul

Energy Sales (GWh)	9M2003	9M2002	Δ%

Energy contracted	2,252	2,482	-9.3%
Self generation	272	269	1.2%
Energy purchase on MAE (wholesale market)	46	—	—
Total energy purchases	2,571	2,751	-6.5%
Contract losses	(26)	(84)	-69.4%

Transmission losses	(66)	(68)	-1.8%
Energy delivered to distribution	2,479	2,600	-4.6%
Distribution losses	(395)	(363)	8.9%

Energy sales to MAE (wholesale market)	14	221	-93.6%
Residential	646	628	2.8%
Industrial	486	498	-2.5%
Commercial	404	387	4.4%
Other	534	503	6.2%
Energy sales to final customers	2,069	2,016	2.7%

Total energy sales	2,084	2,237	-6.8%

Gross profit (R$ m)	9M2003	9M2002	Δ%

Energy acquisition	156.6	128.9	21.5%
Other direct activity costs	52.0	48.8	6.5%
Total direct activity costs	208.6	177.7	17.4%

Electricity sales to MAE (wholesale market)	(0.8)	(16.8)	95.5%
Residential	164.6	127.2	29.4%
Industrial	74.6	58.9	26.5%
Commercial	98.2	76.5	28.3%
Other	83.5	64.3	29.8%
Electricity sales to final customers	420.8	326.9	28.7%
Total electricity sales	420.1	310.1	35.5%

Regulatory tariff reposition	(20.3)	(15.9)	-27.9%
Other revenues & taxes	0.9	11.1	-92.0%
Total revenues	400.6	305.3	31.2%

Gross profit	192.0	127.6	50.5%

• Enersul, like the other Brazilian distribution companies, benefited from the 25% reduction of the “contratos iniciais”, which led to a decrease of 9.3% in energy contracted.

• Energy sales to final clients increased 2.7% on the back of higher consumption in the residential and commercial segments in the period. “Other” includes rural and public segments. Energy sales to industrial clients had a slight decrease of 2.5% as some of these clients switched to the free market in the 9M2003.

• Excluding industrial clients, energy sales increased 4.4%, reflecting the steady recovery of the consumption following the rationing programme.

• Revenues from electricity sales to final customers increased 28.7%, mostly explained by the tariff revision occurred last April 8th. ANEEL granted an average tariff increase of 32.59%, plus 9.67% to be recovered in equal parts during the next four years, which is already being accrued on the electricity sales.

• Although energy contracted from “contratos iniciais” has decreased 25%, direct activity costs increased by 17.4% as a result of higher costs from Itaipú’s USD-indexed acquisitions, the tariff adjustment in “contratos iniciais” and a rise of the transmission cost.

• Overall, gross profit increased more than 50% following a tariff revision that enables a more adequate return on the company’s asset base.

Income Statement	R$ million				€ million
	9M2003	9M2002	Δ%		9M2003	9M2002	Δ%

Revenues	400.6	305.3	31.2%		115.2	116.3	-0.9%
Direct Activity Costs	208.6	177.7	17.4%		60.0	67.7	-11.4%
Gross Profit	192.0	127.6	50.5%		55.2	48.6	13.6%
Gross Profit/Revenues	47.9%	41.8%	6.1	p.p.	47.9%	41.8%	6.1	p.p.

Sundry materials & goods for resale	5.9	5.2	13.1%		1.7	2.0	-14.6%
Supplies and services	25.3	24.0	5.3%		7.3	9.1	-20.5%
Personnel costs	39.1	35.7	9.6%		11.2	13.6	-17.2%
Other operating costs (or revenues)	7.8	2.0	284.9%		2.2	0.8	190.6%
Operating Costs	78.0	66.9	16.6%		22.4	25.5	-11.9%

EBITDA	114.0	60.7	87.9%		32.8	23.1	41.8%
EBITDA/Revenues	28.5%	19.9%	8.6	p.p.	28.5%	19.9%	8.6	p.p.

Depreciation	41.1	39.3	4.7%		11.8	15.0	-20.9%
Provision	10.9	7.2	51.9%		3.1	2.7	14.7%

EBIT	62.0	14.2	335.1%		17.8	5.4	228.5%
EBIT/Revenues	15.5%	4.7%	10.8	p.p.	15.5%	4.7%	10.8	p.p.

Financial Results	(26.6)	(62.0)	57.1%		(7.6)	(23.6)	67.6%
Extraordinary Results	(20.4)	(3.7)	-445.2%		(5.9)	(1.4)	-311.6%

Income Before Taxes	15.0	(51.5)	—		4.3	(19.6)	—
Income taxes	20.7	(7.2)	—		6.0	(2.8)	—
Net Profit	(5.7)	(44.2)	87.1%		(1.6)	(16.9)	90.3%

•  The EBITDA margin increased from 19.9% to 29.8% despite the 8.5% year-on-year increase in operating costs, mainly due to the tariff revision on April 8th and also due to the termination of 25% of the take-or-pay contracts.

•  Operating costs increased as a result of i) a lower capitalization of personnel costs due to a decrease in the operating investment; ii) higher expenses related to customer services; and iii) compulsory contributions to the Energy Development Fund.

•  Enersul manage to improve the financial results due to the effect of the Real’s appreciation in the dollar denominated debt.

• The extraordinary results took their toll on Net Income as the company decided to make a R$19.8 million adjustment for a provision related to the eventual divestment of a gas turbine at the Campo Grande Thermoelectric Plant.

• It is important to note that the abnormal effective income tax rate is mostly explained by the fact that extraordinary provisions and some of the operating provisions are not tax deductible.

Financial Debt (R$ m)	9M2003	YE2002	Δ%

Magistra S.A. (Group)	138.1	66.0	109.4%
BNDES	167.4	157.7	6.2%
Others	118.0	154.1	-23.5%
Local currency	423.5	377.8	12.1%

Dollar Denominated Debt	156.4	199.4	-21.6%

Total Financial Debt	579.9	577.2	0.5%

Asset to Recover (1)	124.0	114.3	8.5%

Hedging: Dollar Denominated Asset	6.4	6.0	7.1%

Investment (R$ m)	9M2003	9M2002	Δ%

Recurring investments	33.0	42.6	-22.4%
Non-recurring investments	—	36.6	—

Total Operating Investments	33.0	79.2	-58.3%

Number of employees	9M2003	9M2002	Δ%

Number of employees	930	943	-1.4%

(1) rationing losses and “Parcela A”

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Enersul was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 35.69% of Enersul.

Telecoms - Fixed Line (Portugal & Spain)

	Pro-Forma(1)
Operating Revenues (€ m)	9M2003	9M2002	Δ%

Voice telecommunications services	167.2	122.6	36.4%
Data telecommunications services	61.1	63.0	-3.0%
Other telecommunications services	17.1	19.2	-11.0%
Revenues from telecom. services	245.4	204.7	19.9%
Equipment sales	2.4	18.2	-86.8%
Revenues from equipment sales	2.4	18.2	-86.8%

Operating revenues	247.8	222.9	11.1%

Direct Activity Costs (€ m)	9M2003	9M2002	Δ%

Cost of telecommunications services	132.3	113.3	16.7%
Cost of equipment sales	2.2	12.0	-81.9%
Direct activity costs	134.5	125.3	7.3%

Gross Profit (€ m)	9M2003	9M2002	Δ%

Gross profit on telecom. services	113.1	91.4	23.7%
Gross profit on equipment sales	0.2	6.2	-96.3%
Gross Profit	113.3	97.6	16.1%

Oni Spain operating data for the 9M2003 includes OLA Internet contribution (acquired in 2003) and excludes Germinus contribution (object of a selling process)

•  Voice traffic operated by ONI rose 63.3% to 1,954.4 million minutes, of which 300.6 million minutes relate to OLA Internet’s activity (residential segment). The number of equivalent client lines (CLIs) totalled 628.2 thousand (OLA Internet: 80.6 thousand).

•  Revenues from voice services benefited from OLA Internet’s contribution (€27.8 million), a recently acquired Spanish telecommunications company. Voice services’ revenues at ONI Spain increased 52.1% year-on-year to €108.4 million, representing 64.8% of total proceeds from this activity.

•  Despite a 24.3% increase in the number of registered Internet accounts, up to 420.8 thousand by the end of 9M2003, ISP traffic fell by 9.2% as ONI encouraged clients to transfer from dial-up access to xDSL access.

•  Revenues from data services at ONI Portugal, which accounted for 81.4% of total revenues from this activity, increased by 2.0%. This evolution was based on: (i) a 14% decrease in bandwidth access revenues; which was more than offset by (ii) a sharp increase in revenues from xDSL access following the above mentioned transfer of clients and (iii) a 15% rise in the average price per minute.

•  The decrease in other telecommunication services, namely “e-services” and “rental of equipments”, reflects Germinus’s equity consolidation for the 9M2003. Excluding Germinus’s contribution from the 9M2002 financial statements, proceeds from other telecommunication services would have increased by 2.4%.

•  Gross margin on telecommunication services increased 1.4 p.p. to 46.1% mostly due to both ONI’s development and increased use of its extensive access network and a 10% drop in interconnection costs (May 2002).

(1) Excluding ONI Way contribution

Important Notes: Germinus was consolidated in ONI’s 9M2003 Financial Statements through the Equity Method (€2.1 million loss), as it is in the process of being sold.

In view of the shut-down of UMTS operations and for analysis purposes, the figures presented in the 9M2002 do not include ONI Way’s contribution.

	Pro-forma(1)
Operating Income Statement (€ m)	9M2003	9M2002	Δ%

Revenues from telecommunications services	245.4	204.7	19.9%
Revenues from equipment sales	2.4	18.2	-86.8%
Operating revenues	247.8	222.9	11.1%

Direct activity costs	134.5	125.3	7.3%

Gross Profit	113.3	97.6	16.1%
Gross Profit/Revenues	45.7%	43.8%	2.0	p.p.

Supplies and services - Group	0.6	6.8	-91.7%
Supplies and services - Non-Group	67.1	72.7	-7.6%
Personnel Costs	44.4	53.5	-17.1%
Other operating costs (or revenues)	(0.9)	(2.6)	63.9%
Own work capitalised	—	(0.1)	—
Operating costs	111.2	130.3	-14.7%

EBITDA	2.2	(32.7)	—
EBITDA/Revenues	0.9%	(14.7)%	15.6	p.p.

Depreciation and amortisation	50.4	40.6	24.3%
Provisions	3.0	8.8	-65.3%

EBIT	(51.3)	(82.1)	37.5%
EBIT/Revenues	(20.7)%	(36.8)%	16.1	p.p.

Number of Employees	9M2003	9M2002	Δ%

Fixed Line Portugal	594	744	-20.2%
Fixed Line Spain (2)	589	655	-10.1%
Total	1,183	1,399	-15.4%

	Pro-forma(1)
Investment (€ m)	9M2003	9M2002	Δ%

Fixed line Portugal	9.0	33.0	-72.8%
Recurrent	0.9	3.9	-76.8%
Non-recurring	8.1	29.1	-72.3%
Fixed line Spain (2)	22.9	32.1	-28.8%
Recurring	6.3	3.0	—
Non-recurring	16.6	29.1	-43.0%

Total operating investment	31.9	65.2	-51.1%

• On a pro-forma basis (i.e. excluding OLA Internet and Germinus contributions for the 9M2003 and 9M2002, respectively) supplies and services fell 13.8% year-on-year as a result of the continued cost cutting program implemented by ONI. The major savings were achieved at: (i) fixed network expenses (-25%); (ii) advertising (-42%) and (iii) specialized works, namely IT services (-26%).

• The decrease in personnel costs reflects: (i) the equity consolidation of Germinus and (ii) a reduction of ONI’s workforce (261 employees between September 2002 and September 2003), which were partly offset by (iii) the inclusion of OLA Internet’s contribution and (iv) an average salary increase of 3.0% at ONI Spain (covering only half of the headcount).

• On a pro-forma basis, depreciation and amortisation increased 23.3% during the period as a result of: (i) ONI Spain’s recent investments made in the acquisition of cable access rights (IRU’s), which are accounted for as “intangible assets” and (ii) last year’s strong investment at ONI Portugal for the expansion of the network and acquisition of direct access infrastructures.

• EBITDA Break-even was achieved at ONI in the 9M2003 at €2.2 million. For the 3Q2003 ONI Group EBITDA totalled €4.7 million: (i) €2.5 million at ONI Portugal and (ii) €2.3 million at ONI Spain.

• Operating investment at ONI totalled €31.9 million, down 51.1% year-on-year. The sharp decrease in investment at ONI Portugal follows heavy investment undertaken in 2002 in the expansion of the network and acquisition of access equipment. ONI Spain’s investment for the 9M2002 includes: (i) €11.2 million for the acquisition of cable access rights (IRU’s) and (ii) €4.6 million regarding the incorporation of Grapes Espanha’s assets into Comunitel’s Balance Sheet (merger of the two companies). 9M2003 investment at ONI Spain is mostly related to the acquisition of IRU’s (€8.0 million), and to direct access equipment.

(1) Excluding ONI Way contribution

(2) Includes OLA Internet

Information Technology

Operating Income Statement (€ m)	9M2003	9M2002	Δ%

Sales	22.5	28.5	-21.2%
Services Provided	121.1	130.9	-7.5%
Operating Revenues	143.6	159.4	-9.9%

Sundry materials and goods for resale	20.0	19.9	0.9%
Supplies and services - Group	9.6	9.3	3.3%
Supplies and services - Non-group	40.9	48.2	-15.2%
Personnel Costs	50.3	57.7	-12.8%
Other operating costs (or revenues)	-1.0	0.4	—
Own work capitalised	-5.7	-5.7	0.7%
Operating Costs	114.1	129.8	-12.0%

EBITDA	29.5	29.6	-0.6%
EBITDA/Operating Revenues	20.5%	18.6%	1.9	p.p.

Depreciation and amortisation	17.0	13.2	28.8%
Provisions	0.6	0.2	149.3%

EBIT	11.9	16.2	-26.7%
EBIT/Operating Revenues	8.3%	10.2%	-1.9	p.p.

Number of employees	9M2003	9M2002	Δ%

Number of Employees	1,683	1,818	-7.4%

Operating Investment (€ m)	9M2003	9M2002	Δ%

Operating Investment	26,756	30,807	-13.1%

• Operating Revenues at Edinfor totalled €143.6 million, down 9.9% year-on-year. The company suffered the negative effects of: (i) the slowdown of the Portuguese economy and (ii) the reallocation to EDP Distribuição (“EDPD”) of assets related to an IT system which resulted in a decrease in services invoiced by Edinfor to EDPD.

• In the 9M2003, sales and services provided to non-EDP Group companies accounted for 41.7% of Edinfor’s operating revenues.

• Supplies and services were affected by both the economic slowdown and the abovementioned transfer of assets to EDPD.

• Personnel costs went down 12.8% year-on-year following: (i) a reduction of 135 employees; (ii) successful wage negotiations and (iii) the on-going restructuring process which is estimated to bring additional cost savings until the end of the year.

•The company’s good operating performance enabled a 1.9p.p. increase in EBITDA margin to 20.5% in the 9M2003.

• The amortisation of assets related to an IT project ISU/Communications that had been accounted for under as “work in progress” and was now transferred to “fixed assets”, translated into a 28.8% increase in depreciation and amortisation.

• All together, EBIT fell 26.7% to €11.9 million in the 9M2003. Please note that the slow economic environment should continue to impact the company in the 4Q2003.

Consolidated Financial Results & Consolidated Extraordinary Results

Financial Results (€ m)	9M2003	9M2002	Δ%

Income from group&assotiated companies	7.5	(43.1)	—
Investment income	35.9	25.2	42.1%
Goodwill amortization	(75.9)	(33.1)	-129.2%
Financial Investments Gains/(Losses)	(32.6)	(51.0)	36.1%
Net Interest paid	(265.0)	(197.0)	-34.5%
Net foreign exchange differences	2.0	67.7	-97.1%
Selic on rationing losses and ‘Parcela A’	32.7	14.0	132.6%
Other	(24.1)	(38.5)	37.3%
Financing Gains/(Losses)	(254.5)	(153.7)	-65.5%

Financial results	(287.1)	(204.8)	-40.2%

Income from Equity Method (€ m)	9M2003	9M2002	Δ%

REN (30%)	10.9	14.7	-26.1%
Escelsa (54.74%) (1)	—	(63.4)	—
HidroCantábrico (19% x 50%) (2)	—	5.6	—
CEM (22%)	2.5	—	—
Electra (30.6%)	(7.2)	—	—
Other	1.3	—	—

Total	7.5	(43.1)	—

Goodwill amortization (€ m)	9M2003	9M2002	Δ%

Hidrocantábrico	24.1	—	—
EBE	6.3	9.6	-34.3%
IVEN	28.1	13.8	103.8%
ACE Holding	2.8	2.2	26.6%
Comunitel	7.9	7.5	5.6%
Other	6.7	—	—

Total	75.9	33.1	129.2%

The Group’s financial loss was €82.3 million or 40.2% higher than in the first nine months of 2002, again mainly due to changes in the Group’s consolidation method and perimeter, specifically: Escelsa and Enersul, were previously consolidated by the equity method and are now fully consolidated; Hidrocantábrico, which was equity consolidated for the first 5 months of 2002 and 40% proportional consolidated from June until September 2002, was now 9 months 40% proportional consolidated.

Extraordinary Results (€ m)		9M2003	9M2002	Δ%

Fixed assets gains / (losses)		11.8	17.5	-32.6%
Increase/(decrease) in deprec. and provisions		27.6	22.5	22.9%
Prior year adjustment (net)		(1.7)	(4.8)	65.0%
Hydrological correction		—	—	—
Depreciation of subsidies and concessions		58.5	56.4	3.6%
Bad debts		(4.9)	(0.7)	-561.8%
Inventory gains / (losses)		(0.9)	(1.5)	41.6%
Other gains / (losses)		(5.7)	(25.5)	77.6%

Extraordinary Results		84.7	63.9	32.5%

9M2002 Hydrological Fund (€ m)

Initial Balance (31 Dec 2001)	Changes to Hydrological Fund	EDP Extraordinary Income	Final Balance (30 Set 2002)
	9M2002	Financial Costs

387.5	-95.7	8.6	—	300.4

9M2003 Hydrological Fund (€ m)

Initial Balance (31 Dec 2002)	Changes to Hydrological Fund	EDP Extraordinary Income	Final Balance (30 Set 2003)
	9M2003	Financial Costs

324.1	52.9	7.7	—	384.7

The EDP Group’s net extraordinary gains amounted to €84.7 million. Most of this figure results from recurring depreciation of subsidised EDPD investments and from the divestment in Iberdrola, booked under fixed assets gains/(losses).

As of the 1st of October 2003, EDP is no longer a shareholder of Iberdrola, following the sale of its 3% stake in the company to BBVA (1,11% on the 25th of September) and to BANCAJA (the remainder 1.89% on the 30th of September and 1st of October). As a result, the 9M2003 fixed assets gains include €15.3 million resulting from the sales on the 25th and on the 30th of September. The sale on the 1st of October will only be accounted for in the 4Q2003 and amounted to an extra 2.5 million capital gain.

Fixed assets gains/losses also include the sale of ONI Way’s assets following the company’s shutdown process. The assets whose sale generated net losses had not been accounted for in ONI Way’s shutdown provision. In 9M2002 gains on fixed asset also include the sale of office buildings to EDP’s pension fund.

(1) Escelsa and Enersul were equity consolidated until September 2002. Since October 2002 these  companies are fully consolidated. EDP controls 54.74% of Escelsa and 35.69% of Enersul.

(2) Hidrocantábrico was equity consolidated (19% x 50%) through May 30, 2002. Since June 2002 it was  proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Consolidated Financial Results Analysis

(1)              In 9M2002 EDP equity consolidated a €63.4 million loss from Escelsa and Enersul (now fully consolidated), mostly due to the impact of the Brazilian Real devaluation on these companies’ US$ denominated debt. In 2003 EDP equity consolidated €7.2 million of accumulated losses (between 2000 and 2002) for Electra, Cabo Verde’s distribution company in which the Group owns 30.6% (until 1H2003 the book value of Electra in EDP’s accounts only reflected acquisition cost);

(2)              Although EDP received €4.7 million less in dividends from BCP in 9M2003 than in 9M2002, EDP booked a further €12.0 million in dividends from Iberdrola. Galp dividends in 9M2003 amounted to €6.2 million;

(3)              In 2003 EDP started amortizing the goodwill resulting from the tender offer on IVEN (November 2001), which added an extra €15.8 million to goodwill amortization. The variation also reflects goodwill amortization from Hidrocantábrico in 9M2003 (€24.1 million). In 2002 goodwill amortization from Hidrocantábrico was only reflected in the YE accounts, after the completion of the merger process of the company with Adygesinval, the acquisition vehicle;

(4)              EDP started to fully consolidate Escelsa only in the 4Q2002. In 9M2003 Escelsa’s net interest charges amounted to €36.7 million, which include a 10% coupon payment on a 431 million bond issue in US$. EDP S.A. owns approximately 83% of this issue. Thus, in the Group’s consolidated accounts, 83% of the coupon on Escelsa’s issue (that is received by EDP S.A.) is netted off against the total coupon paid by Escelsa. The change in net interest charges is also due to the full consolidation of Enersul (+€7.6 million), the proportional consolidation of 40% of Hidrocantábrico (+€25.7 million) and the increased debt at the Holding company level;

(5)              EDP S.A. actively manages interest rate risk on financial debt at EDP S.A., in order to reduce its cost of funding.  This policy has been effective over the past years and resulted in gains on derivatives;

(6)              Because of Escelsa’s US$ bond issue, the company’s P&L is influenced by forex differences arising from Real volatility. By September 2002 EDP S.A. had acquired a US$165.3 million asset with the sole purpose of covering its share of the Brazilian subsidiaries’ US$ debt and mitigate the effects of this exposure that was affecting EDP’s consolidated P&L [see (1)]. By YE2002 EDP had purchased approximately 83% of Escelsa’s US$ bond issue. In 9m2003 EDP fully consolidated Escelsa and the gains registered locally by the company, following the Real appreciation, were netted off, in Group consolidation, against the loss booked at EDP S.A..

(7)              The amounts of the rationing losses and the balance of the non-controllable cost account (‘Parcela A’) approved by ANNEL to be recovered by the Brazilian distribution companies through the tariffs, later converted to a special purpose loan by BNDES, accrue interest at the SELIC Brazilian benchmark interest rate.

Consolidated Income Statement

Consolidated Income Statement (€ m)	9M2003	9M2002	Δ%

Electricity Sales	4,781.6	4,305.5	11.1%
Other Sales	69.1	62.2	11.1%
Services Provided	336.0	282.3	19.0%
Operating Revenues	5,186.7	4,650.0	11.5%

Electricity	2,533.5	2,168.4	16.8%
Fuel	312.8	370.5	-15.6%
Sundry materials and goods for resale	96.2	116.8	-17.6%
Supplies and services	451.3	460.1	-1.9%
Personnel costs	493.5	474.8	3.9%
Concession fees	132.0	118.3	11.6%
Other operating costs (or revenues)	(0.3)	(9.3)	97.1%
Own work capitalised	(152.6)	(153.8)	0.8%
Operating costs	3,866.5	3,546.0	9.0%

EBITDA	1,320.2	1,104.0	19.6%
EBITDA/Revenues	25.5%	23.7%	1.7	p.p.

Depreciations	617.1	523.2	17.9%
Provisions	120.8	87.3	38.3%

EBIT	582.3	493.4	18.0%
EBIT/Revenues	11.2%	10.6%	0.6	p.p.

Financial Results	(287.1)	(204.8)	-40.2%
Extraordinary Results	84.7	63.9	32.5%

Pre-tax profit	379.9	352.6	7.7%

Income Taxes	144.0	142.9	0.8%
Minorities*	(21.8)	(57.6)	62.2%

Net Profit	257.6	267.3	-3.6%

* Minorities were €35.8 million lower due to lower net losses at ONI and the positive contribution of the Brazilian subsidiaries EDP now fully consolidates.

Adjusted Cash Flow and Consolidated Balance Sheet

Cash Flow (€ m)	9M2003	9M2002	Δ%

Net Profit	257.6	267.3	-3.6%
Depreciation	617.1	523.2	17.9%
Provisions	120.8	87.3	38.3%

Cash-Flow	995.6	877.9	13.4%

Tariff Adjustment	57.1	32.5	75.7%
Hydrological Correction	52.9	(95.7)	—
Hydrological Account Interest	7.7	8.6	-10.3%

Adjusted Cash-Flow	1,113.2	823.3	35.2%

Assets (€ m)	9M2002	YE2002	9M2002

Currents assets
Cash and cash equivalents	232.0	214.0	68.0
Accounts receivable - trade, net	769.6	864.6	773.3
Shareholders	—	—	8.8
Accounts receivable - other, net	671.9	573.2	544.4
Inventories	158.1	150.3	178.4
	1,831.7	1,802.1	1,572.9

Long-term receivables	220.4	260.6	275.5
Investments, net	1,474.1	1,896.0	3,381.3
Fixed assets, net	11,328.7	11,204.2	10,406.2
Intangible assets, net	2,083.9	1,843.1	1,319.1

Accrued income	553.4	343.6	271.0
Prepaid expenses	266.6	229.6	216.9
Deferred Tax	538.5	546.0	363.2

Total assets	18,297.3	18,125.2	17,806.0

Liabilities (€ m)	9M2003	YE2002	9M2002

Current liabilities
Short-term debt and current portion of long-term de	1,521.8	1,887.0	3,293.1
Accounts payable - trade, net	800.1	1,017.8	783.1
State and other public entities	62.6	49.8	71.6
Accounts payable - other, net	544.2	174.5	274.0
	2,928.8	3,129.0	4,421.8

Long-term debt	6,205.7	6,107.0	4,274.1
Provisions	807.3	806.3	807.0
Hydrologic correction account	384.7	324.1	300.4
Other liabilities	104.3	126.8	85.9

Accrued expenses	413.4	294.5	357.6
Deferred income	1,533.6	1,433.9	1,372.6
Deferred Tax	326.7	344.1	154.0

Total liabilities	12,704.4	12,565.8	11,773.3

Minority interest	189.9	65.2	182.0

Shareholders’ equity (€ m)	9M2003	YE2002	9M2002

Share capital	2,951.1	2,956.5	2,961.2
Revaluation reserves	1,172.7	1,172.7	2,020.9
Legal reserves	260.5	243.7	243.7
Other reserves	(334.2)	(429.6)	(104.1)
Equity Adjustments	(267.4)	(269.0)	—
Retained earnings	1,362.7	1,484.6	461.7
Net profit for the year	257.6	335.2	267.3
Sharehoders’ equity	5,403.0	5,494.2	5,850.7

Total liabilities and shareholders’ equity	18,297.3	18,125.2	17,806.0

EDPs shareholding in BCP was marked-to-market as of the 30th September 2003, resulting in an updated Equity Adjustment Reserve of €267.4 million.

The Escelsa bonds bought by EDP S.A. (accounted in EDP S.A.’s balance sheet), serve the sole purpose of covering Escelsa’s US Dollar liability, therefore on a consolidated basis this asset and the corresponding liability are netted off.

Income Statement by Business Areas

9M2003 (€ m)	EDP Produção (1)	EDP Distribuição	HC(2)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	EDP Consolidated

Electricity Sales	978.4	2,671.1	404.8	338.5	180.9	113.7	—	—	4,781.6
Other Sales	14.7	1.4	59.9	—	—	—	2.4	22.5	69.1
Services Provided	11.0	13.8	8.4	7.4	12.1	1.5	245.4	121.1	336.0
Operating Revenues	1,004.1	2,686.2	473.1	345.9	193.0	115.2	247.8	143.6	5,186.7

Electricity	44.0	1,792.2	249.7	263.7	118.1	59.2	—	—	2,533.5
Fuel	246.3	—	65.2	—	—	—	—	—	312.8
Sundry materials and goods for resale	2.7	77.3	6.2	1.5	1.7	2.5	2.2	20.0	96.2
Supplies and services	44.3	136.7	22.9	15.1	8.6	7.3	200.0	50.5	451.3
Personnel costs	91.2	300.8	25.7	19.2	14.8	11.2	44.4	50.3	493.5
Concession fees	2.6	128.5	—	—	—	—	—	—	132.0
Other operating costs (or revenues)	(1.3)	(15.7)	1.1	1.2	4.3	2.2	(0.9)	(1.0)	(0.3)
Own work capitalised	(28.6)	(129.8)	(3.0)	—	—	—	—	(5.7)	(152.6)
Operating costs	401.2	2,290.1	367.8	300.6	147.4	82.4	245.6	114.1	3,866.5

EBITDA	602.9	396.1	105.3	45.3	45.6	32.8	2.2	29.5	1,320.2
EBITDA/Revenues	60.0%	14.7%	22.3%	13.1%	23.6%	28.5%	0.9%	20.5%	25.5%

Depreciations	174.3	260.9	43.6	24.3	12.7	11.8	50.4	17.0	617.1
Provisions	7.4	58.4	1.0	1.9	7.8	3.1	3.0	0.6	120.8

EBIT	421.2	76.8	60.7	19.1	25.1	17.8	(51.3)	11.9	582.3
EBIT/Revenues	42.0%	2.9%	12.8%	5.5%	13.0%	15.5%	-20.7%	8.3%	11.2%

Financial Results	(64.6)	(26.2)	(45.5)	(22.2)	29.6	(7.6)	(38.4)	(8.2)	(287.1)
Extraordinary Results	7.6	81.0	1.6	2.3	20.2	(5.9)	(6.0)	(0.9)	84.7

Pre-tax profit	364.3	131.7	16.8	(0.8)	74.9	4.3	(95.7)	2.8	379.9

Income taxes	120.2	41.9	(1.6)	(1.0)	26.8	6.0	(7.2)	2.1	144.0
Minority interests	(0.3)	—	1.6	—	—	—	0.2	(0.6)	(21.8)

Net Profit	244.4	89.8	16.9	0.2	48.1	(1.6)	(88.6)	1.3	257.6

Note: Business segment accounts not audited

(1)          The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2)          40% Consolidation

9M2002 (€ m)	EDP Produção (1)	EDP Distribuição	HC(2)	Bandeirante(3)	Escelsa	Enersul	ONI (4)	Information Technology	EDP Consolidated

Electricity Sales	1,071.6	2,583.7	185.0	444.4	—	—	—	—	4,305.5
Other Sales	9.5	1.3	—	—	—	—	18.2	28.5	62.2
Services Provided	14.2	18.3	—	—	—	—	204.7	130.9	282.3
Operating Revenues	1,095.4	2,603.3	185.0	444.4	—	—	222.9	159.4	4,650.0

Electricity	14.2	1,748.7	93.2	335.1	—	—	—	—	2,168.4
Fuel	370.5	—	—	—	—	—	—	—	370.5
Sundry materials and goods for resale	3.6	50.8	19.1	2.4	—	—	125.4	19.9	116.8
Supplies and services	43.2	147.3	17.9	21.6	—	—	93.6	57.5	460.1
Personnel costs	90.5	289.7	10.3	24.7	—	—	70.9	57.7	474.8
Concession fees	2.6	115.3	—	—	—	—	—	—	118.3
Other operating costs (or revenues)	(3.0)	(8.7)	(2.6)	3.9	—	—	(3.7)	0.4	(9.3)
Own work capitalised	(18.1)	(102.8)	(1.1)	(0.6)	—	—	(25.4)	(5.7)	(153.8)
Operating costs	503.4	2,240.3	136.8	387.2	—	—	260.8	129.8	3,546.0

EBITDA	592.0	363.0	48.2	57.1	—	—	(37.8)	29.6	1,104.0
EBITDA/Revenues	54.0%	13.9%	26.1%	12.9%	—	—	-17.0%	18.6%	23.7%

Depreciations	168.6	246.7	14.0	21.4	—	—	46.2	13.2	523.2
Provisions	15.4	42.7	2.3	—	—	—	8.8	0.2	87.3

EBIT	408.1	73.6	31.9	35.7	—	—	(92.8)	16.2	493.4
EBIT/Revenues	37.3%	2.8%	17.3%	8.0%	—	—	-41.6%	10.2%	10.6%

Financial Results	(63.2)	(20.9)	(4.8)	(18.4)	—	—	(33.0)	(8.5)	(204.8)
Extraordinary Results	12.6	74.0	(4.0)	(8.3)	—	—	22.2	(0.3)	63.9

Pre-tax profit	357.5	126.6	23.1	9.1	—	—	(103.6)	7.4	352.6

Income taxes	118.0	41.8	8.4	5.1	—	—	(10.7)	4.5	142.9
Minority interests	(0.4)	—	(0.1)	—	—	—	(0.8)	(0.0)	(57.6)

Net Profit	239.9	84.8	14.8	3.9	—	—	(92.2)	2.9	267.3

Note: Business segment accounts not audited

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2) 40% of June 2002

(3) Accounts consolidated in the 9M2002

(4) Includes ONI Way

Balance Sheet by Business Areas

9M2003 (€ m)	EDP Produção (1)	EDP Distribuição	HC(2)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	EDP Consolidated

Intangible assets	4.4	0.3	607.6	12.7	8.5	5.1	296.2	7.3	2,083.9
Fixed assets	4,194.2	4,328.3	1,083.5	328.0	238.4	204.1	231.3	96.6	11,328.7
Financial Investments	37.7	0.2	42.3	—	189.0	2.8	78.5	64.4	1,474.1
Current assets	989.2	392.8	167.3	168.2	178.8	48.2	160.1	78.6	1,831.7
Long-term receivables	1.1	90.2	6.8	13.6	75.0	39.3	8.9	—	220.4

Accruals and deferrals	35.2	274.3	23.7	133.5	105.8	82.3	115.0	31.9	1,358.5
Total assets	5,261.8	5,086.0	1,931.2	656.1	795.5	381.8	890.0	278.8	18,297.3

Provisions	118.6	323.8	40.6	48.4	48.5	0.0	29.2	2.9	807.3
Hydrologic correction account	—	—	—	—	—	—	—	—	384.7
Financial debt	2,408.6	811.0	831.2	236.9	487.8	129.4	619.5	83.7	7,727.5
Other medium and long term liabilities	15.0	—	4.9	18.1	8.3	1.5	171.3	1.7	104.3
Other short term liabilities	726.2	1,055.9	145.3	129.6	99.4	95.4	184.3	106.4	1,406.9

Accruals and deferrals	130.4	1,373.0	66.3	43.5	38.2	31.5	56.4	16.3	2,273.7
Total liabilities	3,398.8	3,563.7	1,088.3	476.5	682.1	257.9	1,060.7	211.0	12,704.4

Minority interests	35.5	—	161.7	—	—	—	0.1	7.0	189.9

Shareholders’ equity	1,827.4	1,522.4	681.1	179.6	113.3	123.9	(170.9)	60.8	5,403.0

Total liabilities + equity	5,261.8	5,086.0	1,931.2	656.1	795.5	381.8	890.0	278.8	18,297.3

Note: Business segment accounts not audited

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were Excluded from the EDPP consolidation perimeter

(2) 40% Consolidation

2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Escelsa	Enersul	ONI	Information Technology	EDP Consolidated

Intangible assets	5.9	0.1	444.4	4.2	—	—	344.1	8.6	1,843.1
Fixed assets	4,324.1	4,329.8	983.6	307.6	203.5	171.1	242.9	86.1	11,204.2
Financial Investments	25.9	0.2	92.0	—	201.5	2.5	68.4	68.0	1,896.0
Current assets	820.5	558.2	167.3	158.1	209.8	48.0	150.7	141.5	1,802.1
Long-term receivables	1.9	93.0	21.3	76.5	51.8	39.1	—	—	260.6

Accruals and deferrals	21.6	160.0	1.5	104.3	74.2	56.1	105.4	21.9	1,119.1
Total assets	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.1	18,125.2

Provisions	116.8	312.4	38.5	41.8	44.8	10.4	22.1	2.8	806.3
Hydrologic correction account	—	—	—	—	—	—	—	—	324.1
Financial debt	2,458.8	945.7	816.6	233.1	542.0	155.5	628.2	90.2	7,994.1
Other medium and long term liabilities	15.0	54.5	34.4	37.0	15.7	8.9	123.5	1.2	126.8
Other short term liabilities	631.5	1,022.0	127.7	108.2	76.2	26.8	168.0	141.4	1,242.0

Accruals and deferrals	88.4	1,287.4	23.5	60.6	2.1	—	56.6	15.9	2,072.6
Total liabilities	3,310.4	3,622.2	1,040.8	480.6	680.8	201.6	998.5	251.5	12,565.8

Minority interests	34.9	—	4.9	—	—	—	(0.8)	6.8	65.2

Shareholders’ equity	1,854.6	1,519.2	664.4	170.1	60.1	115.2	(86.3)	67.8	5,494.2

Total liabilities + equity	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.1	18,125.2

Note: Business segment accounts not audited

(1) 40% Consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 3, 2003

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer